FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  January 2009

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following is a summary of an announcement issued by IL&FS Investsmart Limited, an Indian incorporated, 93.86 per cent owned subsidiary of
HSBC Holdings plc.

30
 January 2009

IL&FS INVESTSMART LIMITED
RESULTS FOR THE QUARTER ENDED 31 DECEMBER 2008

IL&FS Investsmart Limited, an Indian incorporated, 93.86 per cent owned subsidiary company of HSBC Holdings plc has reported a consolidated net loss of Rs67.73 crore (US$13.90 million) for the quarter ended 31 December 2008. This compares to a net loss of Rs26.11 crore (US$5.36 million) for the previous quarter and a net profit of Rs20.56 crore (US$4.22 million) for the quarter ended 31 December 2007.

The company's total income during the quarter ended 31 December 2008 fell 30 per cent to Rs49.02 crore (US$10.06 million) from Rs70.06 crore (US$14.38 million) in the previous quarter, and was down 61 per cent from Rs124.44 crore (US$25.55 million) for the quarter ended 31 December 2007. During the quarter ended 31 December 2008, the company's operating income reduced by 34 per cent to Rs45.91 crore (US$9.43 million) from Rs69.35 crore (US$14.24 million) in the previous quarter, and by 63 per cent from Rs122.95 crore (US$25.24 million) for the quarter ended 31 December 2007. Total expenses have increased by 48 per cent to Rs126.81 crore (US$26.04 million) from Rs85.62 crore (US$17.58 million) in the previous quarter and by 38 per cent from Rs91.77 crore (US$18.84 million) for the quarter ended 31 December 2007.

Manasije Mishra, MD and Chief Executive Officer, IL&FS Investsmart, said: "Market conditions in recent times have been challenging. This is an opportune time to review our products and processes and prepare for the future. Following the completion of the company's acquisition by the HSBC Group in September 2008, we are now in the process of aligning best practices so as to offer our customers the benefit of the HSBC Group's global experience and expertise."

Appendices 1 and 2 contain the unaudited financial results for the quarter and years ended 31 December 2007 and 2008, as released by IL&FS Investsmart Limited.

Media enquiries to Malini Thadani on 91 22 2268 1046 or Rajesh Joshi on 91 22 2268 1695.

Notes to editors:

1. IL&FS Investsmart Limited (Investsmart)
IL&FS Investsmart Group (IIL) is one of
India
'
s leading financial services org
anis
ations. IIL, through its subsidiaries in
India
 and
Singapore
, provides a wide range of investment products to its retail and institutional clients including equity broking, investment banking, insurance broking and distribution, mutual funds distribution and related financing services. IIL
'
s 1,500 employees provide a complete range of investment solutions to over 160,000 customers in India through its 79 branches and 168 franchisee outlets from over 100 cities and has been recogni
s
ed as
'
National Best Performing Financial Advisor
-
 Retail
'
 for two years in a row (06-07 and 07-08) by CNBC TV 18. Investsmart is listed on the National Stock Exchange and the Bombay Stock Exchange and its Global Depository Shares are listed on the Luxembourg Stock Exchange.

2. HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group is headquartered in
London
. The Group serves customers worldwide from more than 9,500 offices in 85 countries and territories in Europe, the Asia-Pacific region, the
Americas
, the Middle East and
Africa
. With assets of US$2,547 billion at 30 June 2008, HSBC is one of the world's largest banking and financial services organi
s
ations. HSBC is marketed worldwide as 'the world's local bank'.

Appendix 1

IL&FS Investsmart Limited
Unaudited Financial results for the quarter and Year to date period ended December 31, 2008 (Consolidated)
Rs. in Lakhs
Sr. No.	Particulars	Quarter ended 31.12.2008 (Unaudited)	Quarter ended 31.12.2007 (Unaudited)	Year to date period ended 31.12.2008 (Unaudited)	Year to date period ended 31.12.2007 (Unaudited)	Year ended 31.03.2008 (Audited)
(1)	(2)	(3)	(4)	(5)	(6)	(7)
1	a) Income from Operations	4,582.76	12,016.78	18,342.76	27,486.80	38,748.59
	b) Other Operating Income	8.55	278.28	185.23	344.55	460.54
2	Expenditure
	a) Sub-brokerage and Commissions	270.24	1,116.74	1,163.47	2,606.20	3,435.65
	b) Employee Cost	3,951.94	3,423.72	9,262.27	8,264.88	11,190.95
	c) Depreciation	691.45	270.45	1,631.56	746.43	1,043.73
	d) Rent	1,040.20	509.27	2,673.80	1,504.25	2,101.11
	e) Provision for Contingencies	2,638.73	-	3,295.77	-	-
	f) Other Expenditure	2,344.16	1,773.88	5,870.53	4,617.88	6,902.01
	g) Total Expenditure (a to f)	10,936.72	7,094.06	23,897.40	17,739.64	24,673.45
3	(Loss)/Profit from Operations before Other Income, Interest and Exceptional items (1-2)	(6,345.41)	5,201.00	(5,369.41)	10,091.71	14,535.68
4	Other Income	310.39	149.33	481.44	281.90	276.24
5	(Loss)/Profit from Ordinary activities before Interest and Exceptional items (3+4)	(6,035.02)	5,350.33	(4,887.97)	10,373.61	14,811.92
6	Interest & Finance Charges	875.68	2,083.03	3,446.48	3,291.16	5,807.88
7	(Loss)/Profit after Interest but before Exceptional Items (5-6)	(6,910.70)	3,267.30	(8,334.45)	7,082.45	9,004.04
8	Exceptional items (see Note 4)	869.00	-	869.00	-	-
9	(Loss)/Profit from Ordinary activities before Tax (7-8)	(7,779.70)	3,267.30	(9,203.45)	7,082.45	9,004.04
10	Less: Tax Expense	(1,006.41)	1,231.70	23.37	2,775.71	3,587.27
11	Net (Loss)/Profit from Ordinary activities After Tax before Share of profit of an Associate and Minority Interest (9-10)	(6,773.29)	2,035.60	(9,226.82)	4,306.74	5,416.77
12	Add: Share of (Loss)/profit of Associates	0.63	11.57	(49.09)	27.72	33.21
13	Less: Minority Interest	(0.00)	(9.07)	(6.24)	(42.89)	(46.41)
14	Net (Loss)/Profit from Ordinary activities After Tax (11+12-13)	(6,772.66)	2,056.24	(9,269.67)	4,377.35	5,496.39
15	Extraordinary items (net of tax expense)	-	-	-	-	-
16	Net (Loss)/Profit for the period (14-15)	(6,772.66)	2,056.24	(9,269.67)	4,377.35	5,496.39
17	Paid up Equity Share capital (Face value Rs.10)	6,983.63	6,983.63	6,983.63	6,983.63	6,983.63
18	Reserves excluding revaluation reserves (as per Balance Sheet of previous accounting year)					65,266.01
19	Earnings per share-Basic (Rs.)	(9.70)	2.94	(13.27)	6.27	7.87
	Earnings per share-Diluted (Rs.)	(9.70)	2.94	(13.27)	6.27	7.87
20	Aggregate of Public shareholdings:
	- Number of shares (nos.)	4,287,830	18,708,659	4,287,830	18,708,659	18,708,659
	- Percentage of shareholding	6.14%	26.79%	6.14%	26.79%	26.79%

Notes:

1.

As part of the Open Offer document, HSBC Securities and Capital Markets (India) Pvt Ltd (HSCI) and HSBC Violet Investments (Mauritius) Ltd (Violet) (the Acquirers) had notified that since banks in India are not permitted to engage, direc tly or
indirectly, in any commodities business or activities, the Group has discontinued the commodities broking business which was undertaken through its subsidiary IL&FS
Investsmart
Commodities Ltd. (IICL). IICL has applied for surrender of the licences held by it in MCX, NCDEX and other commodity exchanges. The financial statements of IICL have been drawn up by the Company on a going concern basis considering other business plans relating to the corporate entity.

2
    During the quarter ended September 30, 2008, the Company had revised its estimate of useful life of fixed assets and also changed the method of depreciation from Written Down Value basis to Straight Line Method to be in line with the depreciation policy of the Manag ement.
Accordingly the depreciation expense for the quarter and year to date period ended December 31, 2008 is higher by Rs.52.05 lakhs and Rs.298.60 lakhs respectively.

3
    The Group has a single reportable business segment of
"
Financial Intermediation and related business
"
.

4
    Ex
ceptional item Rs.
869.00 lakhs represents Impairment of Goodwill on Consolidation of a Subsidiary
.

5
    Previous period
/year figures have been regrouped and rearranged wherever necessary.

6
    The above
 unaudited
 financial results of the Company on consolidated basis for the quarter and year to date period ended December 31, 2008 have been reviewed and recommended by the Audit Committee on January 28, 2009 and approved by the Board at its meeting held on even date.

7.
    Equity inve
stor complaints/
grievances for the quarter ended December 31, 2008: Pending at beginning of the quarter - Nil, received and resolved during the quarter - 22, unresolved at the end of the quarter - Nil.

8.
    As per Clause 41 of the Listing Agreement, the standalone financial results will be available on the Company
'
s website www.investsmartindia.com.

In terms of our report of even date attached.

Fo
r Deloitte Haskins & Sells

For and on behalf of the Board of Directors
Chartered Accountants

Khurshed Pastakia

Manasije Mishra
Partner

Managing Director and CEO

Plac
e: Mumbai

Place: Mumbai

Date: January 28, 2009

Date: January 28, 2009

Appendix 2

IL&FS Investsmart Limited
Unaudited Financial results for the Quarter and Year to date period ended December 31, 2008 (Standalone)
	Rs. in Lakhs
Sr. No.	Particulars	Quarter ended 31.12.2008 (Unaudited)	Quarter ended 31.12.2007 (Unaudited)	Year to date period ended 31.12.2008 (Unaudited)	Year to date period ended 31.12.2007 (Unaudited)	Year ended 31.03.2008 (Audited)
(1)	(2)	(3)	(4)	(5)	(6)	(7)
1	a) Income from Operations	428.82	749.57	2,097.63	3,336.89	3,980.73
	b) Other Operating Income	-	-	-	-	-
2	Expenditure
	a) Employee Cost	702.53	85.05	1,053.53	488.67	583.61
	b) Depreciation/ Amortisation	32.89	1.87	50.47	7.10	9.21
	c) Rent	12.90	35.62	87.21	99.39	131.52
	d) Legal & Professional Fees	26.56	5.49	35.36	93.07	92.22
	e) Other Expenditure	47.72	100.70	229.66	247.57	402.01
	f) Total Expenditure (a to e)	822.60	228.73	1,456.23	935.80	1,218.57
3	(Loss)/Profit from Operations before Other Income, Interest and Exceptional items (1-2)	(393.78)	520.84	641.40	2,401.09	2,762.16
4	Other Income	46.11	35.07	82.22	108.31	116.14
5	(Loss)/Profit from Ordinary activities before Interest and Exceptional items (3+4)	(347.67)	555.91	723.62	2,509.40	2,878.30
6	Interest & Finance Charges	0.03	146.21	0.18	328.28	337.75
7	(Loss)/Profit after Interest but before Exceptional items (5-6)	(347.70)	409.70	723.44	2,181.12	2,540.55
8	Exceptional items (see Note 1)	1,221.00	-	1,985.25	-	-
9	(Loss)/Profit from Ordinary activities before Tax (7-8)	(1,568.70)	409.70	(1,261.81)	2,181.12	2,540.55
10	Less: Tax Expense	(113.66)	155.90	258.01	764.90	982.47
11	Net (Loss)/Profit from Ordinary activities After Tax (9-10)	(1,455.04)	253.80	(1,519.82)	1,416.22	1,558.08
12	Extraordinary items (net of tax expense)	-	-	-	-	-
13	Net (Loss)/Profit for the period (11-12)	(1,455.04)	253.80	(1,519.82)	1,416.22	1,558.08
14	Paid up Equity Share capital (Face value Rs.10)	6,983.63	6,983.63	6,983.63	6,983.63	6,983.63
15	Reserves excluding revaluation reserves (as per Balance Sheet of previous accounting year)					61,259.49
16	Earnings per share-Basic (Rs.)	(2.08)	0.36	(2.18)	2.03	2.23
17	Earnings per share-Diluted (Rs.)	(2.08)	0.36	(2.18)	2.03	2.23
18	Aggregate of Public shareholdings:
	- Number of shares (nos.)	4,287,830	18,708,659	4,287,830	18,708,659	18,708,659
	- Percentage of shareholding	6.14%	26.79%	6.14%	26.79%	26.79%

Notes:

1
    Exceptional items for the quarter and for the year to date period ended December 31, 2008 Rs.1221.00 lakhs and Rs.1985.25 lakhs respectively represents provision for diminution in value of investment based on losses incurred in specific Subsidiary Companies.

2
    During the quarter ended September 30, 2008, the Company had revised its estimate of useful life of fixed assets and also changed the method of depreciation from Written Down Value basis to Straight Line Method to be in line with the deprecia tion policy of the Management.
Accordingly the depreciation expense for the quarter and year to date period ended December 31, 2008 is higher by Rs.(0.06) lakhs and Rs.
11.06
 lakhs respectively.

3
    The Company has a single reportable business segment of
"
Investments in Financial Intermediation and related business
"
.

4
    The above unaudited financial results of the Company on standalone basis for the quarter and year to date period ended December 31, 2008 have been reviewed and recommended by the Audit Committee on January 28, 2009 and approved by the Board at its meeting held on even date.

5
    Equity investor complaints/
grievances for the quarter ended December 31, 2008: Pending at beginning of the quarter - Nil, received and resolved during the quarter - 22, unresolved at the end of the quarter - Nil.

6
    Previous period/ year figures have been regrouped and rearranged wherever necessary.

    In terms of ou
r report of even date attached.

For Deloitte Haskins & Sells

For and on behalf of the Board of Directors
    Chartered Accountants

Khurshed Pastakia
                                               Manasije Mishra
    Partner
                                                                    Managing Director and CEO

    Place: Mumbai
                                                        Place: Mumbai

Date: January 28, 2009
                                           Date: January 28, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: January 30, 2009